FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OFFERING CIRCULAR FILED ON SEPTEMBER 26, 2018

QUALIFIED BY THE SECURITIES EXCHANGE COMMISSION ON SEPTEMBER 28, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

This Form 1-SA is provided as: A Semi-Annual Report Pursuant to Regulation A

For the fiscal semiannual period ended	December 31, 2018

Exact name of issuer as specified in the issuer’s charter:	TechSoup Global, A California 501(c)(3) Nonprofit Public Benefit Corporation

Jurisdiction of incorporation/organization:	California

Address of Principal Executive Offices:	435 Brannan Street, Suite 100, San Francisco, CA 94107

Telephone:	415-633-9300

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations for Interim Financials

The following discussion and analysis of TechSoup’s interim financials should be read in conjunction with TechSoup’s interim financial statements for quarters one and two of fiscal year 2019 (FY19),1 provided in the third section of this report. All other discussions of TechSoup’s business and historical financials can be reviewed in TechSoup’s SEC qualified Form 1-A Offering Statement on EDGAR, filed on September 26, 2018 and qualified on September 28, 2018. To review all of TechSoup’s filings, search with CIK number 0001714680 on the EDGAR system at https://www.sec.gov/edgar/searchedgar/companysearch.html.

The results of operations for the six months ending December 31, 2018 are not necessarily indicative of the results expected for the full fiscal year, or for any other fiscal period. The discussion also contains some forward-looking statements that involve risks, uncertainties, and assumptions. TechSoup’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in the Offering Circular previously filed on the EDGAR system.

1 TechSoup’s Fiscal Year 2019 is from July 1, 2018 through June 30, 2019. Quarters one and two (Q1-Q2) refer to the period July 1, 2018 - December 31, 2018.

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Financial Performance

TechSoup’s FY19 Q1-Q2 interim report for Consolidated Statements of Financial Position on page 7 provides a continuation analysis of TechSoup’s financial position at June 30, 2018 compared with December 31, 2019. The interim financials show that TechSoup’s total liabilities and net assets at the end of FY19 Q2 was $10,797,357 when compared with $11,554,159 in FY18 Q4, a small variance of ($756,802).

The small change in total liabilities and net assets is due to a few different factors. TechSoup’s current liabilities and account payables have decreased in FY19 Q1-Q2 while its long-term liabilities have increased by more than $1 million as a result of TechSoup introducing its Regulation A direct public offering in that same period.

TechSoup’s total current assets also decreased slightly for the period. The decrease in assets is consistent with historic trends in TechSoup’s business operations. Based on the seasonal nature of TechSoup’s earned income for its largest source of unrestricted revenue, product donation program fees, TechSoup’s unrestricted revenue is generally at its highest point during the last quarter of the fiscal year and then drops slightly in Q1 and Q2 of the next fiscal year. Due to its structure, this seasonality in earned revenue at TechSoup is not correlated with a seasonality in expenses. It is very typical for the organization to have negative cash flow in the first six months of a fiscal year, followed by positive cash flow in the following six months.

As noted in TechSoup’s Offering Circular, these historic trends are expected to evolve over time with anticipated changes in TechSoup’s donations program and the continued growth of newer program services. Changes in TechSoup’s donations program will place downward pressure on revenue for that specific line-item within the NGO Technology Marketplace suite of programs. In the short-term, that decline in revenue will be countered by cost reductions, increased grant dollars and growth in other programs. Over the longer-term, revenue from new business lines is forecasted to continue to expand and counter the changes in earned revenue from the donation program. For a more detailed description of TechSoup’s different program services, growth plans and financial model, please refer to TechSoup’s Regulation A Offering Circular on EDGAR.

The year-over-year comparison of the Consolidated Statement of Activities and Changes in Net Assets on page 8, shows that the overall change in net assets was minimal. As noted in Item 3 below, the first half of FY18 had ending assets of $6,478,682 while the first half of FY19 had ending net assets of $6,186,344, with a total variance of ($292,338).

This is consistent with TechSoup’s expectations that while some historic program service fees are decreasing in the first half of the fiscal year, the decrease is mostly mitigated by an increase in contributed revenue, including several grants that are in direct support of newer business lines, such as NGOsource. Total revenue for the previous period was $15,882,832 while the current period is $14,786,858, a variance of ($1,095,974) in revenue.

TechSoup continues to follow the cost management protocols described in the Offering Circular Form 1-A on EDGAR. In reviewing the Statement of Functional Expenses on page 9 and page 10 for the periods in FY19 and FY18 respectively, one can see that TechSoup’s program service-related expenses are generally lower in the FY18 period with the exception of NGO Technology Marketplace. TechSoup has increased investment in the Technology Marketplace program with a focus on investment in new earned revenue programs that will offset the anticipated reduction in donation program fees. As part of TechSoup’s five-year strategic plan, it also anticipates making further investments in other program areas, which will be financed by TechSoup’s DPO.

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While General and Administrative overhead costs have gone down, Fundraising and Development costs have increased incrementally. This increase in fundraising costs year-over-year is $402,593 and is a reflection of fundraising expenses related to the Direct Public Offering as well as an increased focus on maximizing contributed revenue.

The Consolidated Statement of Cash Flows on page 11, shows that cash and cash equivalents have increased by $1,544,448 million, from $5,735,117 million in the FY18 period to $7,279,565 million in the FY19 period. This increase is attributable to a larger starting balance at the beginning of the FY19 period as well as an increase in long-term liabilities related to the DPO, both of which are offsetting the decrease in net cash caused by operating activities. TechSoup’s overall cash position remains stable and is, in fact, improved in the FY19 period.

The cause of the significant variance in net cash used in operating activities in the year-over-year period is primarily attributable to an unusual decrease in accounts receivables during the first half of FY18. This was the result of a series of large grants which were booked towards the end of FY17 and paid in first half of FY18. These types of dramatic shifts in accounts receivables are not unusual for organizations that receive large grants.

Liquidity and Capital Resources

Sources of unrestricted liquidity for TechSoup are traditionally from earned income which typically represents approximately 85%-90% of total revenue. More recently, additional liquidity is also being derived from TechSoup’s financing event via the Regulation A, direct public offering. A significant source of restricted liquidity is from contributed income allocated for specific projects and programs, in agreement with TechSoup’s funders.

As mentioned previously, unrestricted revenue is typically at its highest in Q3 and Q4 of the fiscal year while restricted revenue makes up a greater percentage of total revenue in Q1 and Q2. This trend continues for the interim financials in this report.

Overall cash and cash equivalents (which includes both restricted and unrestricted cash) for the FY19 period is $1,544,448 higher than that same period in the year prior.

As of the end of the previous fiscal year through this period, there are no additional and material commitments for capital expenditures.

Trend Information

As noted elsewhere, program revenue and net changes in assets for the first half of the current fiscal year are consistent with historic trends. Assets are traditionally lower in the first half of a new fiscal year with an increase typically occurring in the second half. It is also typical to have the largest amount of unrestricted cash in the second half of the fiscal year based on seasonality in the programs TechSoup offers to nonprofits and the related unrestricted revenue TechSoup receives.

In general, TechSoup’s overall financial picture is stable, with an improved year over year cash position and deficits in the first half of the most recent period that were well within TechSoup’s projections. TechSoup anticipates that trends in its earned revenue will evolve over time based on the programmatic development that is outlined extensively in the Regulation A Offering Circular filed on EDGAR.

Item 2. Other Information

There are no additional disclosures for the semiannual period pursuant to Form 1-U requirements.

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Item 3. Financial Statements

Prepared by TechSoup

TechSoup Global and Subsidiaries

Unaudited Consolidated Financial Statements

July 1, 2018 to December 31, 2018

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Consolidated Financial Statements

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TechSoup Global and Subsidiaries

Consolidated Statements of Financial Position

ASSETS
	Unaudited	Audited
	December 31, 2018	June 30, 2018
Current assets
Cash and cash equivalents	$7,279,565	$8,189,745
Accounts receivable, net	1,956,219	1,426,128
Grants receivable	533,218	704,993
Prepaid and other current assets	662,513	781,515
Total current assets	10,431,515	11,102,381

Long-term assets
Property and equipment, net of accumulated depreciation	245,754	334,103
Deposits	120,088	117,675
Total long-term assets	365,842	451,778
Total assets	$10,797,357	$11,554,159

LIABILITIES AND NET ASSETS
Current liabilities
Accounts payable	$1,690,182	$1,821,700
Accrued vacation	1,320,985	1,320,030
Accrued liabilities	168,537	153,978
Deferred revenue	192,907	220,035
Deferred rent	165,152	165,152
Total current liabilities	3,537,763	3,680,895

Long term liabilities
Community Capital Notes (2%)	$3,250	$-
Patient Capital Notes (3.5%)	20,000	-
Risk Capital Notes (5%)	1,050,000	-
Total current liabilities	1,073,250	-

Net assets
Unrestricted net assets
Unrestricted	3,858,943	5,601,463
Accumulated foreign translation adjustment	(176,258)	(148,637)
Total unrestricted net assets	3,682,685	5,452,826
Temporarily restricted net assets	2,503,659	2,420,438
Total net assets	6,186,344	7,873,264
Total liabilities and net assets	$10,797,357	$11,554,159

See accompanying notes.

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TechSoup Global and Subsidiaries

Consolidated Statements of Activities and Changes in Net Assets

For 6 Months Periods Ended December 31, 2018 and 2017

	Fiscal Year 2019 Q1 - Q2			Fiscal Year 2018 Q1 - Q2
	Unrestricted	Temporarily Restricted	Total	Unrestricted	Temporarily Restricted	Total
Revenue and support
Program service fees	$12,500,663	$-	$12,500,663	$14,921,242	$-	$14,921,242
Grants and contributions	11,139	2,097,138	2,108,277	37,266	825,313	862,579
Membership revenues	169,035	-	169,035	93,190	-	93,190
Other income	8,883	-	8,883	5,821	-	5,821
Net assets released from restrictions	2,013,917	(2,013,917)	-	1,247,522	(1,247,522)	-
Total revenue and support	14,703,637	83,221	14,786,858	16,305,041	(422,209)	15,882,832

Expenses
Program services
Global Validation and Data Services	4,513,837	-	4,513,837	5,360,649	-	5,360,649
Apps 4Good	2,965,249	-	2,965,249	3,555,688	-	3,555,688
NGO Technology Marketplace	5,881,722	-	5,881,722	5,449,487	-	5,449,487
Total program services	13,360,808	-	13,360,808	14,365,824	-	14,365,824
Supporting services
General and administrative	2,036,133	-	2,036,133	2,153,554	-	2,153,554
Fundraising and development	1,049,216	-	1,049,216	646,623	-	646,623
Total supporting services	3,085,349	-	3,085,349	2,800,177	-	2,800,177
Total expenses	16,446,157	-	16,446,157	17,166,001	-	17,166,001
Changes in net assets from operations	(1,742,520)	83,221	(1,659,299)	(860,960)	(422,209)	(1,283,169)
Foreign currency translation adjustment	(27,621)	-	(27,621)	42,954	-	42,954
Total changes in net assets	(1,770,141)	83,221	(1,686,920)	(818,006)	(422,209)	(1,240,215)
Net assets
Beginning of period	5,452,826	2,420,438	7,873,264	4,801,629	2,917,268	7,718,897
End of period	$3,682,685	$2,503,659	$6,186,344	$3,983,623	$2,495,059	$6,478,682

See accompanying notes.

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TechSoup Global and Subsidiaries

Consolidated Statement of Functional Expense

For 6 Months Period Ended December 31, 2018

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$2,779,451	$1,472,805	$3,815,696	$8,067,952	$1,196,926	$725,988	$1,922,914	$9,990,866
Accounting	-	-	-	-	145,722	-	145,722	145,722
Advertising and public relations	68,251	43,706	91,776	203,733	28,255	17,841	46,096	249,829
Bank fees	1,018	2,590	336,412	340,020	6,464	26	6,490	346,510
Depreciation and amortization	26,736	14,601	36,138	77,475	11,125	7,025	18,150	95,625
Dues, fees, and subscriptions	41,134	45,602	53,264	140,000	38,017	13,750	51,767	191,767
Equipment leasing and rental	922	1,370	1,246	3,538	381	240	621	4,159
Expendable equipment	21,841	10,597	25,283	57,721	7,104	4,486	11,590	69,311
Loss on currency exchange	-	-	-	-	-	-	-	-
Grants paid to others	5,465	294,358	7,386	307,209	-	-	-	307,209
Insurance	747	408	1,009	2,164	49,594	196	49,790	51,954
Interest Expense	-	-	-	-	472	-	472	472
IT maintenance and licenses	94,094	51,914	140,617	286,625	39,028	24,644	63,672	350,297
Postage	624	2,139	5,030	7,793	842	203	1,045	8,838
Printing	907	4,171	1,227	6,305	354	991	1,345	7,650
Professional services	1,084,098	613,965	856,746	2,554,809	259,769	154,948	414,717	2,969,526
Rent	156,230	140,991	211,552	508,773	64,493	40,724	105,217	613,990
Repairs and maintenance	1,313	759	1,774	3,846	643	344	987	4,833
Supplies	4,061	6,405	3,945	14,411	2,084	788	2,872	17,283
Telecommunications	146,668	87,303	198,094	432,065	62,386	38,514	100,900	532,965
Training and recruitment	6,044	22,294	8,520	36,858	56,509	1,323	57,832	94,690
Travel and conferences	63,407	123,820	72,327	259,554	59,514	14,580	74,094	333,648
Utilities	10,826	25,451	13,680	49,957	6,451	2,605	9,056	59,013
Total	$4,513,837	$2,965,249	$5,881,722	$13,360,808	$2,036,133	$1,049,216	$3,085,349	$16,446,157

See accompanying notes.

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TechSoup Global and Subsidiaries

Consolidated Statement of Functional Expense

For 6 Months Period Ended December 31, 2017

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$3,593,255	$1,930,937	$3,731,644	$9,255,836	$1,341,431	$396,367	$1,737,798	$10,993,634
Accounting	-	-	-	-	72,869	-	72,869	72,869
Advertising and public relations	49,312	31,742	50,771	131,825	19,345	5,435	24,780	156,605
Bank fees	1,547	2,496	290,367	294,410	7,375	26	7,401	301,811
Depreciation and amortization	62,859	48,260	64,718	175,837	23,257	6,928	30,185	206,022
Dues, fees, and subscriptions	41,114	34,897	40,410	116,421	26,879	4,923	31,802	148,223
Equipment leasing and rental	1,126	668	1,159	2,953	417	124	541	3,494
Expendable equipment	38,431	19,428	39,064	96,923	15,085	4,172	19,257	116,180
Loss on currency exchange	-	-	-	-	-	-	-	-
Grants paid to others	28,028	199,186	28,857	256,071	1,812	517	2,329	258,400
Insurance	-	-	-	-	47,992	-	47,992	47,992
IT maintenance and licenses	118,159	71,430	122,652	312,241	43,620	13,144	56,764	369,005
Postage	1,588	3,001	5,780	10,369	800	172	972	11,341
Printing	3,170	5,410	2,282	10,862	2,064	244	2,308	13,170
Professional services	996,972	707,704	656,652	2,361,328	316,843	162008	478,851	2,840,179
Rent	178,412	157,208	183,455	519,075	64,714	19,640	84,354	603,429
Repairs and maintenance	2,279	1,221	2,316	5,816	832	248	1,080	6,896
Supplies	6,595	6,984	4,281	17,860	2,898	391	3,289	21,149
Telecommunications	161,880	103,906	169,256	435,042	59,924	17,632	77,556	512,598
Training and recruitment	688	21,150	666	22,504	62,545	64	62,609	85,113
Travel and conferences	71,630	207,658	51,494	330,782	38,579	13,315	51,894	382,676
Utilities	3,604	2,402	3,663	9,669	4,273	1,273	5,546	15,215
Total	$5,360,649	$3,555,688	$5,449,487	$14,365,824	$2,153,554	$646,623	$2,800,177	$17,166,001

See accompanying notes.

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TechSoup Global and Subsidiaries

Consolidated Statements of Cash Flows

For 6 Months Periods Ended December 31, 2018 and 2017

	Fiscal Year	Fiscal Year
	2019 Q1 - Q2	2018 Q1 - Q2
Cash flows from operating activities
Changes in net assets
Adjustments to reconcile results in operations to net cash used in operating activities	$(1,686,920)	$(1,240,215)
Allowance for doubtful accounts	25,000	-
Depreciation and amortization	95,625	206,022
Changes in operating assets
Accounts receivable	(555,091)	928,366
Grants receivable	171,775	221,526
Prepaid expenses and other current assets	119,002	37,015
Deposits	(2,413)	(2,596)
Changes in operating liabilities
Accounts payable	(131,518)	71,885
Accrued vacation	955	(60,227)
Accrued liabilities	14,559	(82,735)
Deferred revenue	(27,128)	(29,798)
Deferred rent	-	-
Net cash provided by (used in) operating activities	(1,976,154)	49,243
Cash flows from investing activities
Purchases of property and equipment	(7,276)	(175,271)
Net cash used by investing activities	(7,276)	(175,271)
Cash flows from financing activities
Process from notes payable	1,073,250	-
Net cash provided by financing activities	1,073,250	-
Net change in cash and cash equivalents	(910,180)	(126,028)
Cash and cash equivalents
Beginning of period	$8,189,745	$5,861,145
End of period	$7,279,565	$5,735,117
Supplementary information
Donated software	$-	$-

See accompanying notes.

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The accompanying unaudited consolidated condensed financial statements have been prepared by TechSoup Global (“the Organization”, “us,” “we,” or “our”) in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting and rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of our management, all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position, results of operations, and cash flows for the fiscal periods presented have been included.

These financial statements should be read in conjunction with the audited financial statements and related notes included in the filing document on EDGAR. The results of operations for the six months ended December 31, 2018 are not necessarily indicative of the results expected for the full fiscal year, or for any other fiscal period.

NOTE 1 – ORGANIZATION AND PROGRAMS

Mission Statement

To build a dynamic bridge that enables civil society organizations and changemakers around the world to gain effective access to the resources they need to design and implement technology solutions for a more equitable planet.

TechSoup Global (DBA TechSoup), a California nonprofit public benefit corporation established in 1987, embraces technology and innovation to accelerate social good. From the capabilities developed to support TechSoup’s award-winning technology donation program, has emerged a next-generation giving platform that has facilitated over $10 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs that have benefitted over 1.04 million non-governmental organizations (NGOs), nonprofits, charities, public benefit organizations, and libraries in 236 countries and territories since 2002.

TechSoup is pioneering new ways to connect sector needs with a more comprehensive set of resources, by engaging and broadening the vast ecosystem of social good. In this way, TechSoup supports its diverse social sector community in identifying the areas of greatest need, matching those needs with appropriate technological solutions and skills, and helping remove barriers to adoption of technology.

TechSoup has three operating subsidiaries: Fundacja TechSoup, a Polish Public Benefit Foundation, GuideStar International, a United Kingdom based registered Charity and Company Limited by Guarantee, and TSE Enterprises SP Z.o.o, a trading company based in Poland.

Fundacja TechSoup was incorporated in Poland on April 3, 2009, and began its operations in July 2009. TechSoup combined operations with GuideStar International on March 26, 2010, after the Board of Directors of both organizations passed confirming resolutions. GuideStar International, and Fundacja TechSoup are charitable nonprofit organizations focusing on technology capacity building for not-for-profit entities, civil society organizations, and social change agents around the world. TSE Enterprises SP. Z.o.o, was established on March 30, 2018 as a for profit wholly owned subsidiary of TechSoup Global and its subsidiaries. TSE Enterprises focuses on providing cloud based product subscriptions for charitable organizations in the European region.

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The consolidated financial statements include the accounts of TechSoup, Fundacja TechSoup, GuideStar International, and TSE Enterprises SP Z.o.o, collectively known as TechSoup Global. All three subsidiaries are under common control.

TechSoup introduced a Direct Public Offering (DPO) to offer impact investment opportunities to people of all economic backgrounds with investment minimums as low as $50. TechSoup filed Regulation A filing to the SEC on September 26, 2018 and was qualified on September 28, 2018. There are three tiers of investment levels:

●	Community capital note – 2% and $50 minimum
●	Patient capital note – 3.5% and $2,500 minimum
●	Risk capital note – 5% and $50,000 minimum

TechSoup’s programs include the following:

NGO Technology Marketplace

TechSoup is a global marketplace of technology products, services, training, education, and content for nonprofits around the world. TechSoup’s product donation program helps more than 100 corporate donors distribute a retail volume of more than $1 billion annually in donated or specially-discounted technology and other critical resources. TechSoup Global Network served over 159,000 organizations with product and service donations in fiscal year 2018 and 149,000 in fiscal year 2017. As technology and technology delivery continues to change, TechSoup continues to evolve its traditional product donation program to increase the breadth of its offers to include more hardware, mobile, and cloud-based subscription offers. Additionally, through this next-generation technology marketplace, TechSoup also offers a variety of nonprofit specific programs and services such as online learning through TechSoup Courses, technology implementation and management services, and cloud migration consultation and services. Through its NGO technology marketplace, TechSoup has now facilitated over $10 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs.

Global Validation and Data Services

As a result of decades of outreach and programmatic activity through the TechSoup Global Network, TechSoup has a rich repository of data records on approximately 1.04 million NGOs around the globe. This data allows TechSoup to efficiently and inexpensively validate the charitable status of organizations in 236 countries and territories, thereby enabling a wider range of stakeholders to give, receive, and share an even more diverse set of resources. Increasingly, donors and suppliers of various charity offers are using TechSoup’s global validation and data solutions, matching algorithms, and APIs to create their own direct offers for cloud technology, product donations, volunteer programs, employee giving, and philanthropic programs and services. Additionally, TechSoup utilizes its validation and legal expertise to power NGOsource, a program that streamlines the equivalency determination (ED) process for U.S. foundations, enabling them to efficiently provide cash grants to NGOs outside the United States. To date, grantmakers have requested more than 4,700 EDs for NGOs in 134 countries, and an estimated total of over $1 billion in international grant funding was facilitated by EDs completed by NGOsource.

Our growing circle of validation and data services clients is comprised of the largest publicly traded firms, socially minded early-stage firms, individual giving and employee giving and volunteering platforms, foundations and donor advised funds, intergovernmental organizations, and nonprofits that provide platforms for corporate philanthropy.

Apps4Good

Around the world, TechSoup supports a variety of issue-facing web and mobile application technology products that help communities achieve their objectives. TechSoup is often sought out to close the gap between big-picture vision and the ability to execute by facilitating design sessions, developing new technology interventions, and further developing and scaling existing tools. TechSoup helps to ensure that the best Apps4Good tools and educational resources are accessible around the globe.

Caravan Studios, an award-winning division of TechSoup, uses a community-centered design methodology to build and launch mobile apps that have been designed for, by, and with civil society groups for social good. Caravan has built a strong user base for its existing mobile apps, including Safe Shelter, Range, Worker Connect, and 4Bells. Caravan Studios also works with developers to build out their existing Apps4Good and connect their tools to a community of users, as was seen in the ByBus project in Brazil.

Fundacja TechSoup engages regional and local communities in open data, transparency and accountability, app development, educational programs, digital security, storytelling, and coding. Over the past three years, TechSoup has built upon its regional open data experience to build and strengthen bridges between civil society, governments, IT specialists, and tech activists through projects such as Tech4Stories, Apps4Citites, Megaphone, Meet&Code, and ICT4NGO.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation – The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Net assets, revenues, expenses, gains and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, the net assets of TechSoup Global and changes therein are classified and reported as follows:

Unrestricted net assets – Net assets that are not subject to donor-imposed restrictions.

Temporarily restricted net assets – Net assets that are subject to donor-imposed restrictions that can be fulfilled either by actions of TechSoup Global pursuant to those stipulations and/or expire with the passage of time.

Permanently restricted net assets – Net assets that are subject to donor-imposed restrictions that TechSoup Global maintains in perpetuity. Generally, the donors of these assets permit TechSoup Global to use all or part of the income earned on related investments for general or specific purposes. At December 31, 2018 and 2017, TechSoup Global had no permanently restricted net assets.

Revenues are reported as increases in unrestricted net assets unless the use of the related assets is limited by donor-imposed restrictions. Expenses are reported as decreases in unrestricted net assets. Expirations of temporary restrictions on net assets (i.e., the donor-stipulated purpose has been fulfilled and/or the stipulated time period has elapsed) are reported as reclassifications between the applicable classes of net assets.

Principles of consolidation – The consolidated financial statements include the accounts of Fundacja TechSoup and GuideStar International in December 31, 2018 and 2017 and TSE Enterprises in December 31, 2018, all of which are operating subsidiaries of TechSoup Global. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents – For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposit with initial purchased maturities of less than ninety days.

Accounts receivable – Accounts receivable represents trade receivables. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2018 and 2017, TechSoup Global determined an allowance of $25,000 and $0, respectively, was necessary for accounts receivable.

Grants receivable – Receivables represent contributions unconditionally promised and grants for which constructive delivery of service has been made, but which have not been received prior to year end. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2018 and 2017, management has deemed all grants receivable collectible and has not provided a valuation allowance.

Property and equipment – Property and equipment purchased is recorded at cost. Assets acquired by contribution or bequest are stated at fair value at the date of donation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related depreciation are removed from the accounts and any gain or loss is included in operations. TechSoup Global capitalizes all individual property and equipment acquisitions in excess of $2,500.

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The estimated useful lives of computer software, office equipment and furniture and fixtures are principally as follows:

Computer software	3 years
Office equipment	3-5 years
Furniture and fixtures	3-7 years

Impairment of long-lived assets: TechSoup Global evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down will be recorded to reduce the related asset to its estimated fair value. As of years ended December 31, 2018 and 2017, no such write-downs have occurred.

Accrued vacation – TechSoup Global accrues a liability for vested vacations to which employees are entitled depending on the length of service and other factors. The accompanying consolidated financial statements include accrued vacation benefits of $1,320,985 and $1,320,030 for periods ended December 31, 2018 and June 30, 2018, respectively.

Revenue recognition – Contributions are recognized when the donor makes a promise to give that is, in substance, unconditional. All donor-restricted contributions are reported as increases in temporarily or permanently restricted net assets, depending on the nature of the restriction. When a restriction expires, temporarily restricted net assets are reclassified to unrestricted net assets.

Contract and government grant revenues are recognized as unrestricted revenue as services are performed and/or expenses are incurred.

Program Service fees in the accompanying consolidated financial statements incorporates three forms of revenues: Client Supported Services, Validation Service Fees, and Equivalency Determination Services. Client Supported Services are contracted services that are recognized as the related services are provided. Validation Service Fees are recognized as revenues once the customer has been qualified as an eligible organization and the donated or discounted product is delivered to the customer. Equivalency Determination (“ED”) Service Fees are performed on an as-requested basis, and are recognized as ED services when completed and determination results are reported to the clients.

Membership dues are recognized in the year to which they relate.

Deferred revenue represents application deposits received from customers for qualification, verification, and back orders.

Donated goods and services – Contributions of donated non-cash assets are recorded at their fair values in the period received. Donated services are recognized as contributions if the services (a) create or enhance non-financial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by TechSoup Global.

Advertising – Advertising costs are expensed as incurred. Advertising expense amounted to $249,829 and $156,605 for the years ended December 31, 2018 and 2017, respectively.

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Functional allocation of expenses – The costs of providing the various programs and other activities have been summarized on a functional basis in the consolidated statements of functional expenses. Costs are allocated between fundraising and development, general and administrative or the appropriate program based on evaluations of the related benefits and actual hours. Management and general administrative expenses include those expenses that are not directly identifiable with any other specific function but provide for the overall support and direction of TechSoup Global.

Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign currency translation – All assets and liabilities were translated at the exchange rate on the statement of financial position date, net assets are translated at the historical rates, and consolidated statements of activities and changes in net assets items are translated at the weighted average exchange rate for the period being reported. The currency translation for assets and liabilities at the statement of financial position date is shown after the change in net assets from operation on the consolidated statements of activities and changes in net assets, whereas gains and losses on currency transactions during the year are reported as a component of program expenses in the consolidated statements of activities and changes in net assets.

Recent accounting pronouncements – In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is a new standard on revenue recognition. The new standard contains principles that an entity will need to apply to determine the measurement of revenue and timing of when revenue is recognized. The underlying principle is to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing, and uncertainty of revenue and the related cash flows. In July 2015, the FASB voted to amend ASU 2014-09 by approving a one-year deferral of the effective date as well as allowing early adoption as of the original effective date, but not before the annual periods beginning after December 15, 2016. The standard is effective for annual reporting periods beginning after December 15, 2017. TechSoup Global is currently evaluating this new standard and the impact it will have on its consolidated financial statements, information technology systems, processes, and internal controls.

In August 2016, the FASB issued ASU No. 2016-14, Not-for-Profit Entities (Topic 958): Presentation of Financial Statements of Not-for-Profit Entities ASU 2016-14, which improves the current net asset classification requirements and the information presented in financial statements and notes about an entity’s liquidity, financial performance, and cash flows. The update replaces the requirement to present three classes of net assets with two classes, net assets with donor restrictions and net assets without donor restrictions. The update also removes the requirement to present or disclose the indirect method (reconciliation) if using the direct method for the statement of cash flows as well as adds several additional enhanced disclosures to the notes.

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The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods beginning after December 15, 2018, with application to interim financial statements permitted but not required in the initial year of application. The adoption is effective for TechSoup Global for the fiscal year beginning July 1, 2018. Management is currently evaluating the impact of the provisions of ASU 2016-14 on the consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost less accumulated depreciation and amortization, at June 30:

	Unaudited December 31, 2018	June 30, 2018
Computer software	$951,271	$951,271
Equipment and furniture	1,672,237	1,664,961
Total	2,623,508	2,616,232
Less: accumulated depreciation and amortization	(2,377,754)	(2,282,129)
	$245,754	$334,103

Depreciation and amortization of property and equipment and software amounted to $95,625 and $206,022 for the period ended December 31, 2018 and June 30, 2018, respectively.

NOTE 4 – TEMPORARILY RESTRICTED NET ASSETS

Temporarily restricted net assets were available as follows on June 30:

	Unaudited December 31, 2018	June 30, 2018
NGO Technology Marketplace	$159,890	$152,416
Global Validation and Data Services	334,822	954,464
Apps4Good	2,008,947	1,313,558
	$2,503,659	$2,420,438

Temporarily restricted net assets that were released from donor restriction by incurring expenses satisfying the purposes specified by donors are noted as follows for the years ended June 30:

	Unaudited December 31, 2018	June 30, 2018
NGO Technology Marketplace	$35,577	$396,581
Global Validation and Data Services	1,034,140	293,454
Apps4Good	944,200	1,920,820
	$2,013,917	$2,610,855

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NOTE 5 – LINE OF CREDIT

TechSoup Global has an unsecured line of credit agreement with Wells Fargo Bank which was last renewed for a one year term on November 10, 2018. The line allows for total borrowings of up to $1,500,000 at the bank prime interest rate plus one and three quarter percentage points (6.0%). Based on the Direct Public Offering financing event, TechSoup terminated the line of credit agreement as of December 15, 2018 and there was no balance outstanding at termination.

NOTE 6 – CONCENTRATION OF CREDIT RISK

Cash – TechSoup Global maintains its cash balances at various banks in the United States and at various foreign banks in Poland and England. The Federal Deposit Insurance Corporation (FDIC) insures account balances at the U.S. Banks up to $250,000 per institution. Cash held by banks in England and Poland are fully secured by Financial Services Compensation Scheme (FSCS) which protects up to GBP 85,000 (Pounds Sterling) and by the Bank Guaranty Fund (BGF) which protects PLN (Polish Zloty) up to the equivalent of 100,000 Euros, respectively.

Revenue and receivables – TechSoup Global receives more than half of its revenue from administrative fees related to the distribution of donated software. A significant reduction in the level of software donations, if this were to occur, could have an effect on TechSoup Global’s programs and activities.

Restricted grants and contributions – Certain grant awards require the fulfillment of certain terms as set forth in the grant instrument. Failure to fulfill the conditions could result in the return of the funds to the grantors. TechSoup Global deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of TechSoup Global to the provisions of the grants. TechSoup Global’s management is of the opinion that TechSoup Global has complied with the terms and conditions of all the grants.

NOTE 7 – LEASE COMMITMENTS

As of December 31, 2018, TechSoup Global is obligated under several operating leases for office space located in San Francisco, California; Corinth, Mississippi, London, England; and Warsaw, Poland. The leases expire on varying dates through September 30, 2020.

Future minimum lease payments under all these lease agreements as of December 31, 2018, are as follows:

Year	Amount
2019	$593,226
2020	1,147,407
2021	263,032
$2,003,665

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GuideStar International’s office in the United Kingdom is under a lease agreement that may be terminated by either party with three months’ advance notice. This lease began on August 2018 and the rent expense is GBP 1,100 per month (approximately USD $1,456) as of December 31, 2018.

Fundacja TechSoup’s office lease in Poland is under an operating lease agreement through September, 2020. The total rent expense is PLN 23,673 per month (approximately USD $9,617) as of December 31, 2018.

TechSoup’s office lease in Corinth, MS is under an operating lease agreement through April, 2020. The total rent expense is $2,214.50 per month as of December 31, 2018. TechSoup’s office lease in San Francisco, CA is under an operating lease agreement through September, 2020. The total rent expense is $84,666.78 per month as of December 31, 2018.

Rent expense under operating lease agreements for the period ended December 31, 2018 and 2017, amounted to approximately $613,990 and $603,429, respectively.

NOTE 8 – RETIREMENT PLAN

TechSoup Global has a defined contribution retirement plan (“the Plan”) as established under Internal Revenue Code Section 403(b). Anyone employed by TechSoup Global in the U.S., working a minimum of 24 hours a week as of June 30th, is eligible for participation in the Plan. For each Plan year, the Board of Directors of TechSoup Global determines the amount (if any) to be contributed to the Plan. No contribution has been made by the Organization to the plan in this period.

NOTE 9 – DONATED GOODS AND SERVICES

No donated goods and services were received for the period ended December 31, 2018 and 2017.

NOTE 10 – INCOME TAXES

TechSoup Global is a not-for-profit organization, exempt from federal income tax under Section 501(c)(3) of the U.S. Internal Revenue Code, and contributions to it are tax deductible as prescribed by the Code. TechSoup Global is also exempt from California franchise tax under Section 23701d of the California Revenue and Taxation Code.

TechSoup Global assesses its accounting for uncertainties in income taxes recognized in its consolidated financial statements and prescribes a threshold of “more likely than not” for recognition and derecognition of tax positions taken or expected to be taken in the tax returns. There was no material impact on TechSoup Global’s consolidated financial statements as a result of the adoption of this policy.

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GuideStar International, a UK charity and company limited by guarantee, and Fundacja TechSoup, a Polish public benefit foundation, are both tax exempt organizations under their respective country’s income tax codes.

Management evaluated TSE Enterprises tax position and determined no uncertain tax position that require adjustment to the consolidated financial statements. Therefore no provision or liability for income taxes has been included in the consolidated financial statements.

NOTE 11 – CONTINGENCIES

In the ordinary course of conducting its business, TechSoup Global may be subjected from time to time to loss contingencies arising from general business matters or lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on TechSoup Global’s consolidated financial position or results of future operations.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the consolidated statement of financial position date, but before the consolidated financial statements are available to be issued. TechSoup Global recognizes in the consolidated financial statements the effects of all significant subsequent events that provide additional evidence about conditions that existed at the date of the consolidated statement of financial position, including the estimates inherent in the process of preparing the consolidated financial statements.

TechSoup Global filed Regulation A filing to the SEC on September 26, 2018, and was qualified on September 28, 2018. Please refer to Note 1.

TechSoup Global has an unsecured line of credit agreement with Wells Fargo Bank which was last renewed for a one year term on November 10, 2018 and was terminated on December 15, 2018, refer to Note 5.

TechSoup Global has evaluated subsequent events through March 20, 2019, the date the consolidated financial statements are available to be issued, and have determined that there are no other subsequent events that require additional recognition or disclosure.

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Item 4. Exhibits

INDEX TO EXHIBITS

Description of Exhibits

EX1A – 2A(i).	Articles of Incorporation*
EX1A – 2A(ii).	Amended Articles of Incorporation (changed name to TechSoup)*
EX1A – 2B.	Bylaws*
EX1A – 3A.	Community Investment Note*
EX1A – 3B.	Patient Capital Note*
EX1A – 3C.	Risk Capital Note*
EX1A – 4A.	Community Investment Agreement*
EX1A – 4B.	Patient Capital Agreement*
EX1A – 4C.	Risk Capital Agreement*
EX1A – 6A.	Microsoft Nonprofit Fulfillment Agreement*
EX1A – 6B.	Microsoft MOU Agreement*
EX1A – 6C.	TechSoup Global Network Master Partner Agreement*
EX1A – 11.1	Auditor Letter of Consent FY2017*
EX1A – 11.2	Auditor Letter of Consent FY2016*
EX1A – 12	Opinion of Counsel re: legality of securities offered*
EX1A – 15	TechSoup Global Network Partners List*

* Previously filed

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechSoup Global, a California 501(c)(3) Nonprofit Public Benefit Corporation

By

Signature	/s/ Rebecca Masisak
Name	Rebecca Masisak
Title	Chief Executive Officer & Board Member
Date	March 27, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Financial Officer
Date	March 27, 2019

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Accounting Officer
Date	March 27, 2019

Signature	/s/ Ken Tsunoda
Name	Ken Tsunoda
Title	Vice President, Development
Date	March 27, 2019

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